

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 2, 2024

Todd Wilson
Chief Financial Officer
Red Robin Gourmet Burgers, Inc.
10000 E. Geddes Avenue, Suite 500
Englewood, CO 80112

      Re: Red Robin Gourmet Burgers, Inc.
            Form 10-K for Fiscal Year Ended December 31, 2023
            File No. 001-34851

Dear Todd Wilson:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                         Sincerely,

                         Division of Corporation Finance
                         Office of Trade & Services